EXHIBIT 99.2

September 22, 2021

Timothy J. Nieman, Esq.
Corporate Secretary
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

Via Email

Mr. Nieman,

Driver Opportunity Partners I LP (together with its general partner, Driver Management Company LLC, “Driver”) is the record owner of 1,000 shares of the common stock (the “Common Stock”), $2.50 par value, of Codorus Valley Bancorp, Inc. (the “Corporation”; its banking subsidiary, PeoplesBank, A Codorus Valley Corporation, the “Bank”).1 Pursuant to 15 Pa. C.S. § 1508, Driver is hereby exercising its right to inspect certain books and records and demands to inspect (and make copies or extracts therefrom) the following (collectively, the “Books and Records”):

1.

All documents relating to the decision (such decision, the (“PTPPI Decision”) by the Corporation’s board of directors (the “Board”) and/or the compensation committee thereof (the “Compensation Committee”) to use pre-tax, pre-provision income (“PTPPI”) as a performance measure for purposes of the Corporation’s annual executive incentive plan (the “Executive Incentive Plan”), including without limitation any documents relating to the decision to replace net income as a performance measure with PTPPI;

2.

All documents relating to the Compensation Committee’s review of the 2020 Executive Incentive Plan including without limitation any documents relating to the Compensation Committee’s analysis and consideration of whether the performance goals under the 2020 Executive Incentive Plan “include[d] measures intended to ensure that participating executives do not engage in activities or behaviors that create undue risk for the Corporation”;

3.

All documents relating to services performed by Meridian Compensation Partners, LLC (or any similar compensation consultant) for the Compensation Committee in connection with the 2020 Executive Incentive Plan, including without limitation any description of scope of work, analysis of or recommendations with respect to performance measures, reviews or analysis of compensation practices and/or any benchmarking, peer comparison or similar analyses;

4.

All documents relating to the review or analysis by the Board or the Compensation Committee of proposed corporate performance goals (including without limitation goals relating to PTPPI, return on equity and efficiency ratio) prepared by the management of the Corporation for use in connection with the 2020 Executive Incentive Plan (such goals, the “2020 Performance Goals”);

5.

All documents relating to any budget projections prepared by management of the Corporation in connection with the 2020 Performance Goals, including without limitation, any analysis of whether any loans made to Richard Welkowitz or any of his affiliates would (such loans, the “Welkowitz Loans”), during the 2020 calendar year, be charged off, require any (or any additional) specific allowance and/or suffer any adverse credit rating migration as well as any analysis of whether the occurrence of any of those events would reduce the Corporation’s return on equity for the year ended December 31, 2020;

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1 In the aggregate, both of record and beneficially, Driver Fund owns 640,880 shares of Common Stock.

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6.

All documents relating to any discussion or consideration by the Board regarding whether the Executive Incentive Plan (including without limitation the use of PTPPI as a performance measure) constitutes an “unsafe and unsound practice;”

7.

All documents relating to any discussion or consideration by the Board regarding whether the NEOs (particularly in light of the incentives created by the PTPPI Decision) were “taking the steps necessary to identify, measure, monitor and control” credit risk; and

8.

All documents relating to any discussion or consideration by the Board as to whether having at least four NEOs (out of ten members) serve on the Corporation’s enterprise risk management committee (the “Enterprise Risk Management Committee”), which “provides general risk oversight and is generally responsible for risk management,” was appropriate in light of the incentives created by the PTPPI Decision as well as any discussion or consideration by the Board of potential or possible prophylactic measures to be taken to ensure the NEO members of the Enterprise Risk Management Committee did not allow the incentives created by the PTPPI decision to color their views and considerations of credit risk.

As more fully described in the Corporation’s Notice of Annual Meeting of Shareholders and Proxy Statement dated April 2, 2021 (the “2020 Proxy Statement”), for the year 2020, the Corporation paid cash bonuses to the five executives named in the 2020 Proxy (the “NEOs”) pursuant to the 2020 Executive Incentive Plan.2 The amount of the cash bonuses were determined based on whether the Corporation achieved certain targets for three specific performance measures (PTPPI, return on equity and efficiency ratio) as well as individual performance goals specific to each NEO. Each of the three specific performance measures as well as the individual performance goals were assigned a percentage weight representing the portion of the cash bonus that could be earned with respect to meeting the targets for that performance measure. Failing to meet the minimum target for any performance measure did not impact whether a cash bonus would be paid with respect to any other performance measure. For instance, the minimum threshold for return on equity for 2020 was 8.63% and the Corporation’s actual performance for that year was 4.35% and return on equity was weighted at 25%, so the NEO’s were ineligible to receive 25% of the theoretical maximum amount that could be paid under the 2020 Executive Incentive Plan, but still received payments pursuant to the 2020 Executive Incentive Plan because other performance targets were met.3 Of the three specific performance measures and individual performance goals, PTPPI was the most heavily weighted at 40%.

For a bank, provision—more accurately, provision for loan losses—for any period is “an expense charged to earnings to cover the estimated losses attributable to uncollected loans” and represents the increase (or decrease, in the case of a negative provision) to the bank’s allowance for loan losses.4 Generally speaking, for any period, provision reflects how well the bank has done in maintaining its asset quality. When credit issues arise, provision goes up, either to increase the allowance, which represents management’s estimate of potential future loan losses, or to replenish the allowance for losses incurred during that period. PTPPI represents income for a period before deducting, and is not impacted by, any tax or provision expense. Since PTPPI is not affected by provision, PTPPI is not adversely affected by loan losses or other credit costs.5 In other words, PTPPI goes up when the bank makes more loans, but doesn’t go down if those loans go bad. Charging off loans generally has no impact on PTPPI, even though charge-offs can negatively (and potentially materially) impact earnings. With respect to the 2020 Executive Incentive Plan, specifically, there was no real consequence to 40% of the theoretical maximum amount that could be paid under that plan if any loans went bad during 2020. Tying bank executives’ incentive compensation to PTPPI creates an incentive for those executives to have the bank make more loans without holding them accountable if those loans go bad and may encourage greater risk taking. Prior to 2019, net income, rather than PTPPI, was used as a performance measure for purposes of the Executive Incentive Plan.

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2 https://www.sec.gov/Archives/edgar/data/0000806279/000089710121000271/codorus210474_def14a.htm

3 For 2020, the NEOs received, in the aggregate, $248,894 pursuant to the 2020 Executive Incentive Plan. The Corporation’s shareholders did not fare as well: total shareholder return for year ended December 31, 2020 was -23.74%. Put another way, the market value for all of the outstanding shares of the Corporation’s common stock declined by approximately $60 million during 2020. Source: S&P Capital IQ.

4 https://www.sec.gov/Archives/edgar/data/0000806279/000080627921000051/c279-20210630x10q.htm#MDAA

5 To the extent that loan losses result in fewer earning assets, loan losses can have an effect on PTPPI but the effect in any period is likely to be de minimis.

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Pursuant to 12 C.F.R. Appendix D-1 to Part 208, FDIC insured depository institutions are prohibited from paying “compensation that could lead to a material financial loss” because it is considered an “unsafe and unsound practice.” Basing incentive compensation on PTPPI could lead to excessive risk taking with respect to underwriting loans, which in turn, could lead to significant losses if those loans go bad. In addition to the harm that practice might cause to the Corporation and its shareholders, such practice may also run afoul of federal banking regulations, the consequences of which may also cause harm to the Corporation and its shareholders.6

A sharp increase in provision expense during a period usually corresponds to a sharp decrease in profitability measures, including return on equity. The threshold for meeting the performance goal for return on equity for the 2020 Performance Goals represented a marked (approximately 13%) decrease from the prior year. Driver does not believe that the year over year decrease in the return on equity performance goal was the result of the Corporation or its management anticipating the impact of the COVID-19 pandemic. Rather, Driver believes that the NEOs, and specifically the Corporation’s Chief Executive Officer and Chief Operating Officer anticipated that return on equity for the year ended December 31, 2020 would be lower due to credit costs associated with the Welkowitz Loans and sought to lower with respect to that performance goal to enable the NEOs to still receive the portion of the cash bonus attributable to the return on equity performance goal, even though the Corporation’s profitability would suffer (collectively, “Lowering the Bar”)

Under Pennsylvania law, Driver has the right to make its own inspection of the Books and Records and make its own determination as to whether the Corporation is being properly managed.7 Broadly speaking, there are three purposes of this investigation. First, to determine whether or not the Board understood that the PTPPI Decision (x) would incentivize NEOs to cause the Bank to make more loans without any corresponding incentives to maintain stringent underwriting standards or price risk appropriately and (y) could lead to excessive risk taking. Either the Board understood the obvious and predictable ramifications of the PTPPI Decision and was acting recklessly and in disregard of the best interests the Corporation and its Shareholders or it did not understand those ramifications and failed to exercise even a modicum of due care in making the PTPPI Decision: in either case, the Board failed to manage the Corporation properly.

The second purpose of this demand is to determine whether the NEOs had Lowered the Bar for the return on equity component of the 2020 Performance Goals and, if so, whether the Board understood that had happened. To extent the NEOs were Lowering the Bar, either the Board understood that the NEOs were manipulating the 2020 Performance Goals to mitigate the impact of expected credit losses or they didn’t: either way, the Board was complicit in establishing performance goals for the 2020 Executive Incentive Plan that failed to hold the NEOs accountable for expected credit losses.

The third purpose of this demand is to determine whether the Board realized or considered that the same NEOs who could have been incentivized to cause the Bank to take on excessive risk in order to increase PTPPI were also serving on the Enterprise Risk Management Committee and charged with “general risk oversight and [were] generally responsible for risk management.” Driver would like to determine whether or not the Board understood that having the NEOs serve on the Enterprise Risk Management Committee was tantamount to having the fox guard the hen house.

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6 Recent guidance issued by the Board of Governors of the Federal Reserve System provides that “the board of directors [of a banking institution] should consider whether management is taking the steps necessary to identify, measure, monitor, and control [risk].” https://www.federalreserve.gov/supervisionreg/srletters/SR1611a1.pdf

7 See, Zerbey v. J.H. Zerbey Newspapers, Inc., 560 A.2d 191, 198 (Pa. Super. Ct. 1989)(holding that wanting to determine whether a corporation “is being properly managed in a general sense” constitutes a proper purpose under 15 Pa. C.S. § 1508).

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Taken as whole, Driver is making this demand to inspect the Books and Records to determine if the Board was complicit in or ignorant of compensation arrangements and risk management practices that rewarded the NEOs even as the Corporation and its shareholders bore the costs of bad loans and that may continue to encourage excessive risk taking without any effective oversight.

Driver is making this demand to inspect the Books and Records to determine whether the Corporation is being managed properly. Specifically, the purpose of this demand is to investigate: (i) why the Board and the Compensation Committee determined to substitute PTPPI as a performance measure for purposes of the Executive Incentive Plan and determine whether the Board and the Compensation Committee understood the ramifications of that decision, including without limitation, the fact that such decision (a) could provide an incentive for increased risk taking and inadequate pricing of risk, (b) reduce the incentive to seek recoveries with respect to bad loans and (c) created a fundamental conflict of interest between the NEOs (who had an incentive to make more loans without being accountable for the consequences if those loans went bad) and shareholders and the Corporation (who bore the risk of bad credit decisions) (ii) whether the NEOs Lowered the Bar in order to increase their chances of getting greater cash incentive compensation and whether the Board and the Compensation Committee understood that the return on equity component of the 2020 Performance Goals had been lowered in expectation of increased credit costs; (iii) the degree to which the Board and the Compensation Committee engaged in any critical review of the 2020 Performance Goals or whether they simply rubberstamped performance goals prepared by the NEOs; (iv) whether the Board and the Compensation Committee made use of any reports, analysis or studies prepared by any compensation consultants in formulating and implementing the 2020 Executive Incentive Plan; and (v) whether the Board ever considered the ramifications of including NEOs (who could benefit from excessive risk taking) on the Enterprise Risk Management Committee.

Pursuant to 15 Pa. C.S. § 1508(c), the Corporation has five business days from the date hereof to reply to this demand. Please advise the undersigned as promptly as practicable when and where the books and records covered by this demand will be made available to Driver. To the extent the Corporation wishes to provide Driver with copies of the books and records covered by this demand, Driver will bear the reasonable out of pocket costs incurred by the Corporation in copying and delivering those books and records to Driver. If the Corporation contends this demand is incomplete or deficient in any respect, please notify the undersigned immediately in writing setting for the facts that the Corporation contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, Driver will assume that this demand complies in all respects with the requirements of 15 Pa. C.S. § 1508.

Driver Opportunity Partners I LP

		By:	Driver Management Company, its general partner

By:
Managing Member

Cc:	Stacey Scrivani
Andrew Freedman

I verify that the statements made in this demand are true and correct. I understand that any false statements made herein are subject to the penalties of 18 Pa. C.S. § 4904.

Date:	Signed:

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